

© Voce Capital Management; August 2014

CONMED Corporation: Correcting the Record

August 2014



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Summary



- **ConMed filed an investor presentation after market-close on August 22, 2014**

- **Voce believes the Board's analysis is misleading in many regards**
  - *Overstates* ConMed's revenue growth and EBITDA margin improvement by:
    - Choosing 2009 (trough year) as its starting point
    - Failing to include 2014 (most current guidance) as its ending point; and
    - Neglecting to incorporate the impact of acquisitions
  - Further *inflates* ConMed's EBITDA margin improvement by:
    - Failing to include the impact of the medical device tax; and
    - Taking credit for the slashing R&D spending below historical 4% of revenue, which the Company has stated will reverse[1]
  - *Misstates* ConMed's relative stock performance by cherry-picking a subjective peer group

- **ConMed has misled shareholders about previous settlement negotiations**
  - Claims Voce refused to engage, when in fact it is ConMed who is not willing to settle this proxy contest
  - Has never attempted to negotiate a settlement and has only presented Voce with one "best and final" and "non-negotiable" offer
  - Recently rejected Voce's proposal to settle the proxy contest by appointing Mr. Green and Mr. Levine to the Board

1. ConMed has admitted underspending on R&D and discusses its need to increase R&D spending and as it develops new products. See, eg. 4Q12 earnings transcript

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2



Overstated revenue growth



ConMed's portrayal



4 Year CAGR: 2.4%

$695 $714 $725 $767 $763

2009A   2010A   2011A   2012A   2013A

Reality



6 Year CAGR: (0.0%)

$742 $695 $714 $725 $767 $763 $740

2008A   2009A   2010A   2011A   2012A   2013A   2014E [1]

Notes: Includes inorganic growth. Estimated 6 year CAGR excluding acquisitions: approximately -1.0%.

1. Based on midpoint of ConMed's latest 2014 revenue guidance

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Inflated EBITDA margin improvement







1. Adjusted for (a) MTF acquisition which, due to unusual accounting treatment, results in revenue to ConMed at much higher than corporate margins, (b) reduced R&D expense margin below ConMed's target of 4% of sales, which ConMed has stated will reverse, and (c) ~80bps impact of the medical device tax, which ConMed excludes.

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Shameless cherry-picking



- **ConMed chooses a favorable peer set to flatter its relative performance**

- **The Board ignores its own previous objective "peer sets"**
  - Public orthopedic competitors mentioned in ConMed's previous 10-Ks
  - Peers from 2013 proxy statement
    - Most recent proxy peer group selected in advance of this proxy contest
  - Peers from 2014 proxy statement
    - Selected during pendency of this proxy contest; more additions made to peer set than at any other time since ConMed starting disclosing peers

- **Instead, the Board selects yet another peer set for this contest**
  - 7 companies, including a pulse oximetry company (MASI) and a maker of heart pumps (THOR)
    - Both have performed very poorly
  - Excludes key orthopedic competitors (SNN, SYK, ZMH) which have outperformed CNMD
  - This "peer set" substantially underperforms any of the above objective peer sets

- **The inclusion of THOR but not HTWR is intellectually dishonest**
  - If Ventricular assisted device manufacturers are relevant, then the only other competitor (HTWR) must be included
  - HTWR has dramatically outperformed THOR



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Peer selection case study: THOR vs. HTWR



Two very similar companies: THOR is included in ConMed's self-defined peer group; HTWR is excluded





	THORATEC	HeartWare
Market	Cardiac: Ventricular Assisted Devices	Cardiac: Ventricular Assisted Devices
Market Cap	$1.4 billion	$1.4 billion
Market Position	#1	Strong #2
Gross Margin	68%	65%
Analyst Coverage	16	15

14 analysts overlap

So what's the difference between THOR and HTWR? THOR exaggerates CNMD performance!



Total Shareholder Return

HTWR: +210%

THOR: -12%

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Misleading assertions about settlement discussions



ConMed's Assertion	Reality
▪ CONMED desires to "settle with Voce Capital in order to focus on execution" and wishes "to avoid the distraction of a proxy contest"[1]	▪ ***Misleading.*** ConMed failed to accept Voce's offer to settle by appointing two independent nominees
▪ "CONMED has attempted to engage in constructive discussions with Voce over the past 12 months" – implying that Voce has not reciprocated[2]	▪ ***Misleading.*** "Dan – I appreciate your time and the constructive dialogue as well. Thank you. Best regards, Mark [Tryniski, Chairman of the Board]."[3]
▪ "[F]ive months ago CONMED offered settlement negotiations to Voce"[2]	▪ ***False.*** ConMed only requested an NDA and made clear it was not proposing settlement negotiations at that time
▪ In July, "Voce again refused" to engage[2]	▪ ***False.*** Voce attempted to negotiate with the Board (unsuccessfully) ▪ ConMed responded by insisting that its initial proposal was "best and final" and "not negotiable" ▪ Voce indicated to ConMed that it "remain[s] open to any constructive ideas that can create value for all ConMed shareholders"
▪ Rather than negotiate, "Voce . . . indicated a proxy contest would be forthcoming"[2]	▪ ***False.*** Only the Board made this threat, after issuing its "non-negotiable" ultimatum and promising it would "move forward with a contested shareholder meeting."

Shareholders should not trust a Board that is willing to make such false and misleading statements

1. ConMed July 29, 2014 press release
2. ConMed August 22, 2014 presentation
3. Email from July 25, 2014

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The choice for shareholders remains the same

CONMED

Execution and Performance Culture: Product Development, Operations and Sales & Marketing

Jim Green

- Medtech public company CEO
- Product development and operations expertise

And

Josh Levine

- Medtech public company CEO
- Sales and marketing expertise

Or

Jo Ann Golden

- Retired accountant
- Duplicative experience with M. Tryniski
- 11 years on Board

And

Stephen Mandia

- Former olive oil importer
- 12 years on Board

Strategy: Strategic Analysis / Corporate Governance

Dan Plants

- Former executive at Goldman Sachs, JP Morgan and Sullivan & Cromwell
- Initial catalyst for changes to ConMed

Or

Jerome Lande

- Lacking relevant work experience
- Had owned ConMed stock for less than 2 months at time appointed to Board

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8

Legal Disclaimer

THIS PRESENTATION INCLUDES INFORMATION BASED ON DATA FOUND IN FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INDEPENDENT INDUSTRY PUBLICATIONS AND OTHER SOURCES. ALTHOUGH VOCE CAPITAL MANAGEMENT LLC, ITS AFFILIATES AND NOMINEES (THE "PARTICIPANTS") BELIEVE THAT THE DATA IS RELIABLE, THE PARTICIPANTS HAVE NOT SOUGHT, NOR HAVE THEY RECEIVED, PERMISSION FROM ANY THIRD-PARTY TO INCLUDE THEIR INFORMATION IN THIS PRESENTATION. MANY OF THE STATEMENTS IN THIS PRESENTATION REFLECT THE SUBJECTIVE BELIEF OF THE PARTICIPANTS.

VOCE CATALYST PARTNERS LP, VOCE CAPITAL LLC, VOCE CAPITAL MANAGEMENT LLC AND J. DANIEL PLANTS (COLLECTIVELY, "VOCE") HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF CONMED CORPORATION (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2014 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE PARTICIPANTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV OR FROM THE PARTICIPANTS AT HTTPS://WWW.PROXY-DIRECT.COM/VCM-25996. IN ADDITION, GEORGESON INC., VOCE'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING TOLL-FREE AT (800) 905-7281.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY VOCE WITH THE SEC ON AUGUST 14, 2014 AND IN THE DEFINITIVE ADDITIONAL MATERIALS ON SCHEDULE 14A FILED BY VOCE WITH THE SEC ON AUGUST 14, 2014. THESE DOCUMENTS CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

